UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Results of Golden Heaven Group Holdings Ltd.’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of the Company was held on August 6, 2025 at 10:00 a.m., Beijing Time. In-person participants attended the EGM at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●	RESOLVED AS AN ORDINARY RESOLUTION, that the Company’s authorised share capital be increased, effective immediately, from US$200,600,000 divided into: (i) 1,600,000,000 Class A Ordinary Shares of par value of US$0.125 each, and (ii) 4,800,000 Class B Ordinary Shares of par value of US$0.125 each, to US$6,018,000,000 divided into 48,000,000,000 Class A Ordinary Shares of US$0.125 par value each and 144,000,000 Class B Ordinary Shares of US$0.125 par value each (the “Authorised Share Capital Increase”).

●	RESOLVED AS A SPECIAL RESOLUTION, that subject to and immediately following the Authorised Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association, the form of which is attached to the Notice and Proxy Statement of the Extraordinary General Meeting of Shareholders of the Company, dated July 29, 2025, as the Appendix (the “A&R M&A”) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect, among other things, the Authorised Share Capital Increase.

●	RESOLVED AS AN ORDINARY RESOLUTION, that:

(a) conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the EGM as the Board may determine (the “Effective Date”):

(i) the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 50 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii) any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

●	RESOLVED AS A SPECIAL RESOLUTION, that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Consolidation.

●	RESOLVED AS AN ORDINARY RESOLUTION, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: August 6, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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